1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Thomas Friedmann thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

June 12, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Anu Dubey

Re:	Audax Credit BDC Inc.
Registration Statement on Form 10
File Number: 000-55426

Ladies and Gentlemen:

On behalf of Audax Credit BDC Inc. (the “Registrant”), a Delaware corporation that intends to elect to be treated as a business development company, electronically transmitted for filing is amendment no. 2 to the Registrant’s registration statement on Form 10 under Section 12(g) of the Securities Exchange Act of 1934, as amended, with exhibits.

Please direct any questions concerning the filing to the undersigned at (202) 261-3313.

Very truly yours,

/s/ Thomas J. Friedmann